August 20, 2025

Paul Peter Tak
Chief Executive Officer
Candel Therapeutics, Inc.
117 Kendrick Street, Suite 450
Needham, MA 02494

       Re: Candel Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed August 14, 2025
           File No. 333-289595
Dear Paul Peter Tak:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   William D. Collins, Esq.